June 26, 2015	VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rule 17g-1 Fidelity Bond Filing for the following investment companies (each, a “fund”):

Third Avenue Trust – Third Avenue Value Fund, Third Avenue Small-Cap Value Fund, Third Avenue Real Estate Value Fund, Third Avenue International Value Fund, Third Avenue Focused Credit Fund (File Nos. 811-08039; 333-20891)

Third Avenue Variable Series Trust – Third Avenue Value Portfolio (File Nos. 811-9395; 333-81141)

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), please find the following information with respect to the above-captioned funds. Please note the following for the Commission’s records:

1. A copy of a joint Investment Company Bond issued by Vigilant Insurance Company, a member of the Chubb group of companies (the “Bond”), which lists the funds as insureds, is enclosed under Exhibit 99-1.

2. A certificate of the funds’ Assistant Secretary in which he attests to the authenticity and accuracy of resolutions adopted by the members of each fund’s Board of Trustees (including those members who are not “interested persons,” as defined in the 1940 Act, of the fund) which authorize the purchase of a joint bond in a form and in an amount which is consistent with Rule 17g-1 under the 1940 Act, is enclosed under Exhibit 99-2.

3. The Bond premium has been paid for the coverage period from July 1, 2015 to June 30, 2016, and the Bond is written for a $3,025,000 limit of liability. Had each fund not been named as an insured under the Bond, each of the funds would have provided and maintained a separate bond in an amount at least equal to the amount listed in Schedule A, attached hereto.

4. A copy of the agreement among the funds entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed under Exhibit 99-3.

Very truly yours,

/s/ Joseph Reardon
Joseph Reardon, Chief Compliance Officer

Schedule A

Fund	Single Insured Bond Coverage

Third Avenue Trust	$ 2,500,000

Third Avenue Variable Series Trust	$ 525,000